UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes             ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Sunshine Mills Litigation

On February 9, 2011, Ross Systems, Inc. (“Ross”) filed a Notice of Appeal with the Supreme Court of the State of Alabama with respect to its litigation with Sunshine Mills, Inc. (the “Sunshine Matter”).

The court has ordered Ross and Sunshine Mills to participate in appellate mediation, which is scheduled occur on April 26, 2011. The parties have also commenced settlement negotiations.

Wells Fargo Credit Facility

On March 14, 2011, Ross and CDC Software Corporation (the “Company”), after negotiation and discussion, agreed to voluntarily repay, without penalty, the entire outstanding principal balance of $15.0 million under their credit facility (the “Credit Facility”) with Wells Fargo Capital Finance LLC (“Wells Fargo”). Such amount was repaid to Wells Fargo on March 16, 2011.

Although the Credit Facility remains open, unless and until the Sunshine Matter is resolved or such matter is otherwise waived by Wells Fargo, neither Ross, the Company nor any of their respective affiliates will be able to access funds from the Credit Facility. Ross had previously received notification from Wells Fargo indicating that entry of the judgment in the Sunshine Matter and commencement of certain enforcement actions by Sunshine Mills, constituted an event of default under the Credit Facility.

3.75% Senior Exchangeable Convertible Notes Due 2011

On February 14, 2011, CDC Corporation (“CDC”) sought leave to file a second amended and supplemental complaint (the “Restated Second Amended Complaint”) against Evolution (as hereinafter defined) and others alleging additional facts to support its claims, including that Evolution: (i) communicated confidential information to third parties, (ii) sought to interfere with CDC’s plans for an initial public offering of its subsidiary; and (iii) sought to gain control of CDC.

On February 10, 2011, the Company’s parent, CDC, withdrew its motion to amend its second amended complaint filed in the Supreme Court of the State of New York, County of New York on December 23, 2010 (the “Second Amended Complaint”) in its action related to its 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”) against Evolution Capital Management LLC, Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, Evolution CDC SPV, Ltd., Evolution Master Fund Ltd. SPC, Evolution Master Fund Ltd. SPC, Segregated Portfolio M and E1 Fund, Ltd. (collectively, “Evolution”).

In the Restated Second Amended Complaint, CDC is seeking injunctive relief, monetary damages in excess of $295.0 million and punitive damages in excess of $500.0 million.

In addition, Evolution contends, and CDC disagrees, that the judgment in the Sunshine Matter constitutes an Event of Default under the Notes and the note purchase agreement related thereto.

Exhibit	Description

99.1	Press release dated February 15, 2011 Ross Systems Launches Ross in the Cloud, an ERP SaaS Solution Tailored for Process Manufacturing

99.2	Press release dated February 22, 2011 CDC Software’s Cloud and On-Premise Solutions Win Prestigious “Outstanding Product Awards” from China Software Industry Association

99.3	Press release dated February 28, 2011 CDC Software’s Pivotal CRM Solution Receives Prestigious Industry Recognition for 15th Consecutive Year

99.4	Press release dated March 9, 2011 CDC Software Adds Five New Partners as Part of Aggressive Expansion in Latin America

99.5	Press release dated March 10, 2011 CDC Software to Hold Fourth Quarter 2010 Earnings Call on March 17, 2011 at 8:30 A.M.

99.6	Press release dated March 17, 2011 CDC Software Reports 99% Increase in Cash Flow from Operations and 22% Growth in Application Sales in Q4 2010 Compared to Q4 2009

99.7	Presentation dated March 17, 2011 CDC Software Financial Results for Q4 2010 and Full Year 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: March 17, 2011	By:	/s/ Donald L. Novajosky
	Name: Title:	Donald L. Novajosky General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated February 15, 2011 Ross Systems Launches Ross in the Cloud, an ERP SaaS Solution Tailored for Process Manufacturing

99.2	Press release dated February 22, 2011 CDC Software’s Cloud and On-Premise Solutions Win Prestigious “Outstanding Product Awards” from China Software Industry Association

99.3	Press release dated February 28, 2011 CDC Software’s Pivotal CRM Solution Receives Prestigious Industry Recognition for 15th Consecutive Year

99.4	Press release dated March 9, 2011 CDC Software Adds Five New Partners as Part of Aggressive Expansion in Latin America

99.5	Press release dated March 10, 2011 CDC Software to Hold Fourth Quarter 2010 Earnings Call on March 17, 2011 at 8:30 A.M.

99.6	Press release dated March 17, 2011 CDC Software Reports 99% Increase in Cash Flow from Operations and 22% Growth in Application Sales in Q4 2010 Compared to Q4 2009

99.7	Presentation dated March 17, 2011 CDC Software Financial Results for Q4 2010 and Full Year 2010